Mail Stop 4561

      October 5, 2005


VIA U.S. MAIL 214-661-6618

Mr. Qian Fang
Chief Financial Officer
China Digital Wireless, Inc.
429 Guangdong Road
Shanghai, People`s Republic of China 200001

RE: China Digital Wireless, Inc.
Form 10-KSB for the year ended December 31, 2004
File no. 000-12536
Form 10-QSB for the quarters ended March 31, 2005 and June 30,
2005
File no. 000-12536

Dear Mr. Fang:

      We have reviewed your response letter dated July 20, 2005 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

1. We have reviewed your response to comment 2 and continue to question your basis for classifying these amounts as permanent equity at year-end. As previously requested, please tell us what consideration was given to paragraph 11 of SFAS 150.

2. Further to the previous comment, we also question your position that the expiration of the options subsequent to year-end would be considered a Type 1 subsequent event. Type 1 subsequent events are those that provide additional evidence with respect to conditions existing at the balance sheet date. As of the balance sheet date the option was still exercisable and therefore it does not appear that you meet the criteria in paragraph 16 of SFAS 140 to derecognize the liability under this obligation at year-end. Please revise accordingly.


3. We reviewed your response to our prior comment 5. Based on the disclosure in your financial statements these advances are to help Sifang Information purchase mobile phones and to establish marketing for channel distribution that will enable you to become a distributor. Please clarify if this advance solely benefits your company. Also advise us the repayment terms of the advance.

*  *  *  *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact me, at (202) 551-3413 if you have questions.



						Sincerely,



Cicely D. Luckey
Accounting Branch Chief



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China Digital Wireless, Inc.
October 5, 2005
Page 2